FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM APRIL 01 TO JUNE 30, 2010 & 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	169,902,948	100	184,491,038	100

s02	CURRENT ASSETS	49,911,564	29	55,763,976	30
s03	CASH AND SHORT-TERM INVESTMENTS	10,957,810	6	14,445,527	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,315,561	11	17,940,633	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,085,623	3	5,044,713	3
s06	INVENTORIES	1,444,796	1	1,882,408	1
s07	OTHER CURRENT ASSETS	14,107,774	8	16,450,695	9
s08	LONG – TERM	1,845,236	1	1,614,872	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,721,421	1	1,490,283	1
s11	OTHER INVESTMENTS	123,815	0	124,589	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	99,888,794	59	109,574,924	59
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	405,019,225	238	402,074,557	218
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	305,665,671	180	293,415,776	159
s17	CONSTRUCTIONS IN PROGRESS	535,240	0	916,143	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,542,729	1	2,184,710	1
s19	OTHER ASSETS	15,714,625	9	15,352,556	8

s20	TOTAL LIABILITIES	126,918,917	100	142,057,471	100

s21	CURRENT LIABILITIES	27,071,090	21	58,348,181	41
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	3,790,149	3	25,045,472	18
s24	STOCK MARKET LOANS	0	0	12,542,185	9
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,029,073	2	1,954,870	1
s26	OTHER CURRENT LIABILITIES	21,251,868	17	18,805,654	13
s27	LONG - TERM LIABILITIES	80,963,474	64	63,278,408	45
s28	BANK LOANS	34,130,015	27	36,337,692	26
s29	STOCK MARKET LOANS	46,833,459	37	26,940,716	19
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	527,610	0	378,926	0
s32	OTHER NON CURRENT LIABILITIES	18,356,743	14	20,051,956	14

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	42,984,031	100	42,433,567	100

s34	NON-CONTROLLING INTEREST	323,475	1	45,923	0
s35	CONTROLLING INTEREST	42,660,556	99	42,387,644	100
s36	CONTRIBUTED CAPITAL	9,019,971	21	9,089,193	21
s79	CAPITAL STOCK (NOMINAL)	9,019,971	21	9,089,193	21
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	33,640,585	78	33,298,451	78
s42	RETAINED EARNINGS AND CAPITAL RESERVE	32,232,850	75	32,398,871	76
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,407,735	3	899,580	2
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	10,957,810	100	14,445,527	100
s46	CASH	1,153,041	11	1,187,071	8
s47	AVAILABLE INVESTMENTS	9,804,769	89	13,258,456	92

s07	OTHER CURRENT ASSETS	14,107,774	100	16,450,695	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	10,628,349	75	12,893,211	78
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,479,425	25	3,557,484	22

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,542,729	100	2,184,710	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,172,710	46	1,222,443	56
s49	GOODWILL	118,101	5	0	0
s51	OTHERS	1,251,918	49	962,267	44

s19	OTHER ASSETS	15,714,625	100	15,352,556	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	13,743,868	87	12,945,718	84
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,970,757	13	2,406,838	16

s21	CURRENT LIABILITIES	27,071,090	100	58,348,181	100
s52	FOREIGN CURRENCY LIABILITIES	2,937,621	11	36,528,292	63
s53	MEXICAN PESOS LIABILITIES	24,133,469	89	21,819,889	37

s26	OTHER CURRENT LIABITIES	21,251,868	100	18,805,654	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,756,045	8	182,729	1
s89	INTEREST LIABILITIES	674,909	3	959,684	5
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,864,600	51	9,924,180	53
s105	BENEFITS FOR EMPLOYEES	7,956,314	37	7,739,061	41

s27	LONG-TERM LIABILITIES	80,963,474	100	63,278,408	100
s59	FOREIGN CURRENCY LIABILITIES	50,563,474	62	46,878,408	74
s60	MEXICAN PESOS LIABILITIES	30,400,000	38	16,400,000	26

s31	DEFERRED LIABILITIES	527,610	100	378,926	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	527,610	100	378,926	100

s32	OTHER NON CURRENT LIABILITIES	18,356,743	100	20,051,956	100
s66	DEFERRED TAXES	14,543,149	79	15,550,499	78
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	3,813,594	21	4,501,457	22
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,019,971	100	9,089,193	100
s37	CAPITAL STOCK (NOMINAL)	78,540	1	79,457	1
s38	RESTATEMENT OF CAPITAL STOCK	8,941,431	99	9,009,736	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	32,232,850	100	32,398,871	100
s93	LEGAL RESERVE	1,880,513	6	1,880,513	6
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	22,118,729	69	19,835,122	61
s45	NET INCOME FOR THE YEAR	8,233,608	26	10,683,236	33

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,407,735	100	899,580	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	261,275	19	207,262	23
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	1,882,922	134	1,068,392	119
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(736,462)	(52)	(376,074)	(42)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	22,840,474	(2,584,205)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	83	89
s75	EMPLOYEES (*)	9,281	9,371
s76	WORKERS (*)	43,323	44,124
s77	OUTSTANDING SHARES (*)	18,190,885,360	18,403,277,360
s78	REPURCHASE OF OWN SHARER(*)	1,006,900	151,776,000
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	57,003,285	100	59,809,770	100
r02	COST OF SALES AND SERVICES	31,476,908	55	31,510,540	53
r03	GROSS INCOME	25,526,377	45	28,299,230	47
r04	OPERATING EXPENSES	10,957,121	19	10,188,909	17
r05	OPERATING INCOME	14,569,256	26	18,110,321	30
r08	OTHER EXPENSES AND INCOMES (NET)	(171,451)	(0)	(857,735)	(1)
r06	COMPREHENSIVE FINANCING COST	(2,410,956)	(4)	(1,804,343)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	75,263	0	79,709	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	12,062,112	21	15,527,952	26
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,826,848	7	4,843,711	8
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	8,235,264	14	10,684,241	18
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	8,235,264	14	10,684,241	18
r19	NET INCOME OF NON-CONTROLLING INTEREST	1,656	0	1,005	0
r20	NET INCOME OF CONTROLLING INTEREST	8,233,608	14	10,683,236	18

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	57,003,285	100	59,809,770	100
r21	DOMESTIC	55,456,022	97	57,595,307	96
r22	FOREIGN	1,547,263	3	2,214,463	4
r23	TRANSLATION INTO DOLLARS (***)	121,665	0	157,994	0

r08	OTHER EXPENSES AND INCOMES (NET)	(171,451)	100	(857,735)	100
r49	OTHER EXPENSES AND INCOMES (NET)	638,517	(372)	203,082	(24)
r34	EMPLOYEE PROFIT SHARING	1,192,425	(695)	1,268,761	(148)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(382,457)	223	(207,944)	24

r06	COMPREHENSIVE FINANCING COST	(2,410,956)	100	(1,804,343)	100
r24	INTEREST EXPENSE	3,016,152	(125)	3,302,591	(183)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	219,247	(9)	399,434	(22)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	385,949	(16)	1,098,814	(61)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,826,848	100	4,843,711	100
r32	INCOME TAX	4,538,439	119	5,346,801	110
r33	DEFERRED INCOME TAX	(711,591)	(19)	(503,090)	(10)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	57,003,285	59,809,770
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	116,293,727	121,867,619
r39	OPERATING INCOME (**)	30,822,994	37,311,404
r40	NET INCOME OF CONTROLLING INTEREST (**)	18,019,061	19,098,847
r41	NET INCOME (**)	18,020,006	19,101,023
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	8,482,765	8,582,089

(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM APRIL 01 TO JUNE 30, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	28,436,316	100	29,792,356	100
rt02	COST OF SALES AND SERVICES	15,868,143	56	16,057,135	54
rt03	GROSS INCOME	12,568,173	44	13,735,221	46
rt04	OPERATING EXPENSES	5,706,095	20	5,242,153	18
rt05	OPERATING INCOME	6,862,078	24	8,493,068	29
rt08	OTHER EXPENSES AND INCOMES (NET)	(323,783)	(1)	(608,075)	(2)
rt06	COMPREHENSIVE FINANCING COST	(1,252,563)	(4)	589,508	2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	55,257	0	80,821	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	5,340,989	19	8,555,322	29
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,766,499	6	2,631,076	9
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	3,574,490	13	5,924,246	20
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	3,574,490	13	5,924,246	20
rt19	NET INCOME OF NON-CONTROLLING INTEREST	1,906	0	354	0
rt20	NET INCOME OF CONTROLLING INTEREST	3,572,584	13	5,923,892	20

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	28,436,316	100	29,792,356	100
rt21	DOMESTIC	28,191,729	99	28,849,614	97
rt22	FOREIGN	244,587	1	942,742	3
rt23	TRANSLATION INTO DOLLARS (***)	19,858	0	69,971	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(323,783)	100	(608,075)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	234,618	(72)	13,016	(2)
rt34	EMPLOYEE PROFIT SHARING	656,985	(203)	607,006	(100)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(98,584)	30	14,085	(2)

rt06	COMPREHENSIVE FINANCING COST	(1,252,563)	100	589,508	100
rt24	INTEREST EXPENSE	1,450,723	(116)	1,268,815	215
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	107,954	(9)	191,136	32
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	90,206	(7)	1,667,187	283
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,766,499	100	2,631,076	100
rt32	INCOME TAX	2,056,722	116	2,700,838	103
rt33	DEFERRED INCOME TAX	(290,223)	(16)	(69,762)	(3)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,257,142	4,308,740

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.99		$1.03
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.99		$1.03
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.35		$2.30
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.23		$0.21
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.91	times	4.67	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	9.28	times	10.43	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	14.45%		17.86%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	41.92%		45.01%
p03	NET INCOME TO TOTAL ASSETS ( **)	10.61%		10.35%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	20.88%		19.23%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.68	times	0.66	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.16	times	1.11	times
p08	INVENTORIES ROTATION (**)	44.21	times	34.13	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	47	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.89%		7.93%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	74.70%		77.00%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.95	times	3.35	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.15%		58.71%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	81.05%		57.75%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	4.83	times	5.48	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.92	times	0.86	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.84	times	0.96	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.79	times	0.92	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.39	times	0.39	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	40.48%		24.76%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	12,062,112	15,527,952
e02	+(-) ITEMS NOT REQUIRING CASH	3,604,316	3,711,114
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	8,715,654	8,905,605
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,453,087	2,296,383
e05	CASH FLOWS BEFORE INCOME TAX	26,835,169	30,441,054
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,514,790)	(6,106,429)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	23,320,379	24,334,625
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(4,872,689)	(6,544,257)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	18,447,690	17,790,368

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(21,869,648)	(9,481,404)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,421,958)	8,308,964
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	14,379,768	6,136,563
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	10,957,810	14,445,527

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	3,604,316	3,711,114
e15	+ESTIMATES FOR THE PERIOD	5,657	14,455
e16	+PROVISIONS FOR THE PERIOD	3,598,659	3,689,839
e17	+(-) OTHER UNREALIZED ITEMS	0	6,820

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	8,715,654	8,905,605
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	8,790,917	8,985,313
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(75,263)	(79,708)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	2,453,087	2,296,383
e25	+ACCRUED INTERESTS	3,016,153	3,302,591
e26	+(-) OTHER ITEMS	(563,066)	(1,006,208)

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(3,514,790)	(6,106,429)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,912,491)	(1,990,191)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	98,852	(92,519)
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(110,213)	(657,847)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	1,114,000	(322,915)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,874,876	3,230,839
e32	+(-) INCOME TAXES PAID OR RETURNED	(4,579,814)	(6,273,796)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(4,872,689)	(6,544,257)
e33	- PERMANENT INVESTMENT IN SHARES	(282,824)	(87,890)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(4,329,117)	(6,844,281)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(3,801)	6,391
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	(256,947)	381,523

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(21,869,648)	(9,481,404)
e45	+ BANK FINANCING	1,500,000	167,296
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(17,837,635)	(4,144,277)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(4,273,789)	(3,880,930)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(2,016,270)	(2,249,594)
e56	(-) REPURCHASE OF SHARES	(11,043)	(1,695,687)
e57	+(-) OTHER ITEMS	769,089	2,321,788

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

2nd quarter 2010.

•         TELMEX remains committed to offering our customers products and services with the highest quality standards and maintaining Infinitum as the best product in the market. Because of this firm commitment, we will continue to carry out investments that allow us to keep up our state-of-the-art technology and world-class network. Therefore, we have 6.954 million broadband Infinitum customers attracted by the quality, continuity, speed and price of our services, with growth of 17.9% in the last twelve months.

•         The OECD’s most recent publication shows that during the last 10 years Mexico achieved the highest growth rate in the number of total accesses of telecommunications services, including fixed, mobile and broadband services. Mexico’s growth rate of 22% was double the 11% average of OECD member countries (Communications Outlook 2009).

•         At June 30, we had 15.7 million lines in service, 1.7 million fewer than June 2009. TELMEX’s share of fixed lines has continued to decrease to 79.5% of fixed lines in Mexico, below the average of 85.6% for 35 of the most representative countries worldwide (Bank of America/ Merrill Lynch Global Wireline Matrix 2010). TELMEX has 14.9% of the market with cellular telephony services included.

•         2010- The Year of  Technological Innovation: we continue promoting education and the digital culture in Mexico by actively contributing to the development of the country in the knowledge era and to the use of Information Technologies, with the following updates:

–         Information Technologies: The Instituto Tecnológico de TELMEX en Tecnologías de la Información (Inttelmex IT) began operations. To date it has trained, at no cost, more than 450 IT professionals to innovate and produce solutions that support the competitiveness of companies and domestic institutions.

–         Education and Digital Culture: To date, we have implemented 2,650 Bibliotecas and Aulas Digitales TELMEX (TELMEX Digital Libraries and Computer Class Rooms) nationwide.

–         Connectivity in the Country: At the end of June, TELMEX provided more than 2,250 WiFi Móvil en Infinitum sites, in the major airports, shopping malls, public parks and educational facilities nationwide, such as the Universidad Nacional Autónoma de México (UNAM, Mexico’s national university). It is important to highlight that that the Secretaría de Comunicaciones y Transportes (SCT) decided over a year ago to operate connectivity for education and health institutions in rural communities, canceling the services that operators previously offered.

•         In the second quarter of 2010, total revenues were 28.4 billion pesos, a decrease of 4.6% compared with the same quarter of 2009, mainly due to the continuous price reduction of the prices of our services and to the unexplainable delay of technological convergence in spite of the fact that nearly four years ago TELMEX signed the “Acuerdo de Convergencia (Convergence Agreement),” with the SCT. This is why there is a lack of competition of integrated services. This is why there is a lack of competition of integrated services. Moreover, the “Comisión Federal de Competencia” (Federal Competition Commission) has made declarations and fined other operators for absolute monopolistic practices. Among these operators are some that have been offering telecommunications services for more than 10 years. The effect of the convergence situation restricts consumer access to more and better telecommunications services with lower prices and to the benefits of the information and knowledge society.

•         In the quarter, EBITDA (1) totaled 11.3 billion pesos, producing a margin of 39.6%. Operating income totaled 6.9 billion pesos, with a margin of 24.1%.

•         Net income in the second quarter totaled 3.6 billion pesos. In the quarter, earnings per share were 20 Mexican cents, 37.5% lower than the same period of last year, and earnings per ADR (2) were 31 US cents, a decrease of 34% compared with the second quarter of 2009.

•         At June 30, 2010, total debt was the equivalent of 6.696 billion dollars. Total net debt (3) was equivalent to 5.830 billion dollars, 716 million dollars less than June 30, 2009.

•         Capital expenditures (Capex) were the equivalent of 168 million dollars in the second quarter. Of this investment, 70.4% was used for growth and infrastructure projects in the data business.  For the six months, capex totaled 327 million dollars.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the conciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At June 30, we had 15.7 million lines in service, 1.7 million fewer than June 2009. TELMEX’s share of fixed lines has continued to decrease, to 79.5% of fixed lines in Mexico, below the average of 85.6% for 35 of the most representative countries worldwide (Bank of America/ Merrill Lynch Global Wireline Matrix 2010). TELMEX has 14.9% of the market with cellular telephony services included.

During the second quarter, local calls decreased 7.3% compared with the same period of 2009, totaling 4.871 billion local calls. The decline reflected the lower number of billed lines, the increase in cellular telephony services and competition from other operators.

Long distance

In the second quarter, domestic long distance (DLD) traffic decreased 6.9% compared with the second quarter of 2009, totaling 4.708 billion minutes, due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic decreased 1.6% compared with the second quarter of 2009, totaling 339 million minutes. The decline reflected a decrease in traffic from mobile operators. Incoming international long distance traffic increased 30.9% compared with the second quarter of 2009, totaling 1.808 billion minutes. The incoming-outgoing ratio was 5.3 times.

Interconnection

In the second quarter, interconnection traffic totaled 11.040 billion minutes, 1.4% higher than the same quarter of 2009, due to the combined effect of the 3.4% increase in interconnection traffic with local and long distance operators and the 0.7% decrease in traffic related to calling party pays services.

Internet access

TELMEX remains committed to offering our customers products and services with the highest quality standards and maintaining Infinitum as the best product in the market. Because of this firm commitment, we will continue to carry out investments that allow us to keep up our state-of-the-art technology and world-class network. Therefore, we have 6.954 million broadband Infinitum customers attracted by the quality, continuity, speed and price of our services, with growth of 17.9% in the last twelve months.

During the second quarter, broadband Infinitum (ADSL) had a gain of 183,000 services.  This growth has been supported by the sales of more than 2.6 million computers since 1999 and by the promotion of our telecommunications service packages, which offer discounts of up to 44%, broadband Internet access and several voice services.

Financial Results

The following financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the second quarter, revenues totaled 28.4 billion pesos, a decrease of 4.6% compared with the same period of the previous year. Revenues related to data services increased 12.2%, and local, long distance and interconnection revenues decreased 10.0%, 13.9% and 9.9%, respectively.

  Local: Local service revenues totaled 10.290 billion pesos in the quarter, a decrease of 10.0% compared with the second quarter of 2009, due to decreases of 10.6% in revenue per local billed call and 7.3% in local traffic volume and to the decrease in billed lines.

  DLD: DLD revenues totaled 3.099 billion pesos, 12.9% lower than the second quarter of 2009, due to the 6.9% decrease in traffic and the 6.5% decline in average revenue per minute. The total also was affected by lower revenue per minute in termination traffic with cellular and other long distance operators and higher penetration of service packages that include domestic long distance service.

  ILD: ILD revenues totaled 1.394 billion pesos in the second quarter, a decrease of 16.1% compared with the same quarter of the previous year. Contributing factors included the 1.6% decrease in outgoing traffic and the 21.8% decrease in average revenue per minute due to the integration of ILD minutes in packages with Infinitum, among other factors. Incoming international long distance traffic revenues totaled 577 million pesos, a decrease of 3.7% compared with the second quarter of the previous year, due to the decrease of 26.4% in average revenue per minute and to the increase of 30.9% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 9.9% to 3.815 billion pesos compared with the second quarter of 2009, due to the 0.7% decline in calling party pays services and the decrease of 7.3% in average revenue of these services.

  Data: Data revenues are comprised mainly of Internet access services and services related to corporate customers’ Virtual Private Networks. Revenues from data services in the second quarter were 8.267 billion pesos, 12.2% higher compared with the same quarter of 2009 due to the increase of 16.5% in Internet access services and the integration of value-added services in our portfolio of products and services for the corporate market.

Costs and expenses: In the second quarter of 2010, total costs and expenses were 21.574 billion pesos, 1.3% higher than the same period of the previous year, mainly due to higher costs of equipment and services for customer sales and lower interconnection costs resulting from the decrease of 8.3% in the amount paid to cellular telephony operators for calling party pays services, as well as to initiatives to optimize resource use.

  Cost of sales and services: In the second quarter, cost of sales and services increased 2.9% compared with the same period of 2009, totaling 8.785 billion pesos, due to higher costs related to products and services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the period from April to June 2010, commercial, administrative and general expenses totaled 5.706 billion pesos, 8.9% higher than the same period a year ago, mainly due to expenses related to third-party services and advertising.

  Interconnection: Interconnection costs were 2.671 billion pesos, a decrease of 10.7% compared with the second quarter of 2009 due to the 8.3% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 0.7% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 2.5% compared with the same second quarter of 2009, to 4.412 billion pesos, as a result of lower amounts of investments in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 11.274 billion pesos in the second quarter of 2010, a decrease of 13.4% compared with the same period of the prior year. The EBITDA margin was 39.6%. Operating income totaled 6.862 billion pesos in the second quarter and the operating margin was 24.1%.

Financing cost: In the second quarter of the year, financing cost produced a charge of 1.252 billion pesos. This was a result of: i) a net interest charge of 1.342 billion pesos, 24.5% higher than the April-June period of 2009 which includes the recognition of the market value of interest rate swaps and in part offset by debt reduction, and ii) a net exchange gain of 90.0 million pesos due to 3.791 billion dollars in dollar-peso hedges in effect at the end of June 2010, offset by the second-quarter exchange rate depreciation of 0.1927 pesos per dollar.

Net income: In the second quarter, net income was 3.573 billion pesos, 39.7% lower than the same period of the previous year. Earnings per share were 20 Mexican cents, 37.5% lower than the second quarter of 2009, and earnings per ADR (2) were 31 US cents, a decrease of 34.0% compared with the same period of the previous year.

Investments and other uses of cash: In the second quarter, capital expenditures (Capex) were the equivalent of 168 million dollars, of which 70.4% was used for growth and infrastructure projects in the data business. For the six months, investments totaled 327 million dollars.

Debt: Total debt at June 30, 2010, was the equivalent of 6.696 billion dollars, of which 95.5% is long-term, 44.7% has fixed rates considering interest rate swaps, and 61.1% is in foreign currency, equivalent to 4.094 billion dollars. To minimize risks from variations in the exchange rate, at June 30, 2010, we had dollar-peso hedges for 3.791 billion dollars.

Total net debt (3) decreased during the last 12 months the equivalent of 716 million dollars, bringing the total to 5.830 billion dollars.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the second quarter of 2010 and 2009.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2010		2Q2009	Inc.		6 months 10		6 months 09	Inc.
Revenues
Access, rent and measured service	P.	10,220	P.	11,333	(9.8)	P.	20,590	P.	22,773	(9.6)
LADA interconnection		1,191		1,270	(6.2)		2,355		2,621	(10.1)
Interconnection with operators		398		497	(19.9)		789		937	(15.8)
Interconnection with cellular operators		2,540		2,834	(10.4)		5,001		5,609	(10.8)
Other		3,720		3,697	0.6		7,749		7,386	4.9
Total		18,069		19,631	(8.0)		36,484		39,326	(7.2)

Costs and expenses
Cost of sales and services		6,068		6,266	(3.2)		12,110		12,098	0.1
Commercial, administrative and general		4,422		4,706	(6.0)		8,950		9,246	(3.2)
Interconnection		1,630		1,871	(12.9)		3,233		3,683	(12.2)
Depreciation and amortization		2,369		2,682	(11.7)		4,728		5,353	(11.7)
Total		14,489		15,525	(6.7)		29,021		30,380	(4.5)

Operating income	P.	3,580	P.	4,106	(12.8)	P.	7,463	P.	8,946	(16.6)

EBITDA (1)	P.	5,949	P.	6,788	(12.4)	P.	12,191	P.	14,299	(14.7)

EBITDA margin (%)		32.9		34.6	(1.7)		33.4		36.4	(3.0)
Operating margin (%)		19.8		20.9	(1.1)		20.5		22.7	(2.2)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		2Q2010		2Q2009	Inc.		6 months 10		6 months 09	Inc.
Revenues
Domestic long distance	P.	3,694	P.	4,095	(9.8)	P.	7,341	P.	8,339	(12.0)
International long distance		1,340		1,587	(15.6)		2,784		3,393	(17.9)
Total		5,034		5,682	(11.4)		10,125		11,732	(13.7)

Costs and expenses
Cost of sales and services		1,084		1,290	(16.0)		2,269		2,741	(17.2)
Commercial, administrative and general		1,259		1,344	(6.3)		2,524		2,691	(6.2)
Interconnection to the local network		1,815		1,831	(0.9)		3,605		3,824	(5.7)
Depreciation and amortization		429		469	(8.5)		859		990	(13.2)
Total		4,587		4,934	(7.0)		9,257		10,246	(9.7)

Operating income	P	447	P.	748	(40.2)	P.	868	P.	1,486	(41.6)

EBITDA (1)	P.	876	P.	1,217	(28.0)	P.	1,727	P.	2,476	(30.3)

EBITDA margin (%)		17.4		21.4	(4.0)		17.1		21.1	(4.0)
Operating margin (%)		8.9		13.2	(4.3)		8.6		12.7	(4.1)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

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(Figures in thousands of Mexican pesos)

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 “Effects of Inflation”, replaced Mexican accounting Bulletin B-10 “Accounting Recognition of the Effects of Inflation on Financial Information”. Based on Mexican FRS B-10, the economic environments in Mexico in 2010 and 2009 have been qualified as non-inflationary, due to inflation in the preceding three fiscal years was 14.48% and 15.01%, respectively. Therefore, during 2010 and 2009 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

BALANCE SHEET

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity. In August 2009, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for October 2009.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount of 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively. In March 2010, TELMEX prepaid the total amount of the first tranche, which original maturity was scheduled for June 2010.

S 24 AND S 29 SENIOR NOTES

In the first quarter of 2005, TELMEX placed senior notes in the total amount of U.S.$1.75 billions divided into two issuances of U.S.$ 950 million and U.S.$ 800 million, respectively, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. In January 2010, TELMEX repaid U.S.$950 million related to the maturity of the first issuance.

In January 2006, TELMEX placed abroad a senior note in the amount of Ps. 4,500,000 (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

In November, 2009, TELMEX issued a bond for U.S.$500 million due 2019 with an annual interest of 5.5%, interests are payable semiannually.

In December 2007, TELMEX obtained approval for a long-term domestic senior notes program in the amount of Ps.10,000,000 (nominal value). In April 2008, domestic senior notes were placed in the amount of Ps.1,600,000. In July 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.8,000,000.

In September 2009, TELMEX obtained approval for a dual program to issue short and long-term domestic senior notes in the total amount of P. 15,000,000. In November 2009, two issuances of domestic senior notes were made under this program for a total amount of Ps.6,000,000.

S 29 SENIOR NOTES (LONG-TERM)

As of June 30, 2010 and 2009, this item rose to Ps. 46,833,459 and Ps. 26,940,716, respectively, and is comprised as follows:

	2010	2009
Domestic Senior Notes	Ps. 25,900,000	Ps. 11,900,000
Bonds	16,433,459	10,540,716
Global peso Senior Notes	Ps 4,500,000	4,500,000

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On March 3, 2009 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 10,000,000, the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 10,340,868.

From January through June 2010, the Company acquired 1.0 million L shares for Ps. 10,967 and 6,900 A shares for Ps. 76.

From January through June 2009, the Company acquired 151.0 million L shares for Ps $1,686,736 and 0.8 million A shares for Ps. $8,951.

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 104 EMPLOYEES BENEFITS

This item includes the projected net assets as of June 30, 2010 and 2009 pursuant to Mexican FRS D-3 “Employees Benefits”.

S 87 OTHERS

In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and up to December 31, 2007 were updated based on the specific index method which is similar to its replacement value, without exceeding their market value.

S 58 OTHER CURRENT LIABILITIES

As of June 30, 2010 and 2009, this item rose to Ps. 10,864,600 and Ps. 9,924,180 respectively and is comprised as follows:

	2010	2009
Accounts payable	Ps. 7,257,155	Ps. 6,812,785
Other accrued liabilities	2,654,872	1,511,514
Deferred credits	952,573	1,599,881

S 91 EMPLOYEE BENEFITS

This item includes liabilities for deferred employee profit sharing and actuarial obligations for labor termination as of June 30, 2010 and 2009, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 02) by the inventories for sale (Ref. S 06), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2009 financial statements have been reclassified to conform with the presentation used for the year 2010.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	128,234,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, SA de CV	Software development, sales & management	140,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	835,796,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	920,720
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	100,648
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	348,281
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	186,542
Eidon Software, S.A. de C.V.	Software development	76,629,615	49.00	155,737	165,230
TOTAL INVESTMENT IN ASSOCIATES				1,423,916	1,721,421
OTHER PERMANENT INVESTMENTS					123,815
T O T A L				1,423,916	1,845,236

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2014	1.1384	0	0	0	0	0	0	88,434	88,434	157,250	137,633	98,259	16,117
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	10/03/2018	1.0988	0	0	0	0	0	0	400,800	400,800	801,599	801,599	801,599	2,362,525
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.0000	0	0	0	0	0	0	11,471	11,471	22,906	22,943	22,943	93,964
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	22/02/2010	22/02/2011	5.4050	0	1,200,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.8839	0	0	0	0	0	0	0	0	0	0	632,835	0
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.5744	0	0	0	0	0	0	0	0	0	0	2,844,442	0
BBVA BANCOMER (4)	N/A	26/02/2010	28/02/2011	5.4050	0	1,300,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.7839	0	0	0	0	0	0	0	0	3,164,175	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	0.7839	0	0	0	0	0	0	0	0	12,656,700	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.8589	0	0	0	0	0	0	0	0	0	5,906,460	2,953,230	0
CISCO SYSTEMS (3)	Y	25/04/2007	30/09/2014	4.5000	0	0	0	0	0	0	126,567	126,567	253,134	202,507	139,224	37,971
SUBSIDIARIAS (4)	N/A	12/03/2008	28/06/2011	7.0451	15,605	20,000	0	0	0	0	0	0	0	0	0	0
OTHER
TOTAL BANKS					15,605	2,520,000	0	0	0	0	627,272	627,272	17,055,764	7,071,142	7,492,532	2,510,577

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.2000	0	0	300,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	5.0200	0	0	500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.3600	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.8550	0	0	4,500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.2700	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09 (4)	N/A	10/07/2009	07/07/2011	5.6950	0	0	4,000,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-2 (4)	N/A	10/07/2009	04/07/2013	5.9050	0	0	0	0	4,000,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-3 (4)	N/A	03/11/2009	30/10/2014	5.9050	0	0	0	0	0	4,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-4 (4)	N/A	03/11/2009	27/10/2016	6.2050	0	0	0	0	0	2,000,000	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.5000	0	0	0	0	0	0	0	0	0	0	0	10,105,109
5 1/2 SENIOR NOTES (3)	Y	12/11/2009	15/11/2019	5.5000	0	0	0	0	0	0	0	0	0	0	0	6,328,350
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.7500	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	9,300,000	0	4,000,000	17,100,000	0	0	0	0	0	16,433,459

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0.0000	21,251,868	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					21,251,868	0	0	0	0	0	0	0	0	0	0	0

TOTAL					21,267,473	2,520,000	9,300,000	0	4,000,000	17,100,000	627,272	627,272	17,055,764	7,071,142	7,492,532	18,944,036

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  28 days TIIE rate plus margin

  91 days TIIE rate plus margin

  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 0.7525 at June 30, 2010

- Libor at 3 months in US dollars is equivalent to 0.5339 at June 30, 2010

- TIIE at 28 days is equivalent to 4.9550 at June 30, 2010

- TIIE at 91 days is equivalent to 5.0400 at June 30, 2010

- Libor at 3 months in JPY is equivalent to 0.2444 at June 30 2010

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2010 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	3,854,708	12.66
EURO (EUR)	11,982	15.5
JAPANESE YEN (JPY)	19,891,200	0.14

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 6

  FOREIGN EXCHANGE MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	143,428	1,815,325	0	0	1,815,325

LIABILITIES	3,987,687	50,470,955	239,410	3,030,140	53,501,095
SHORT-TERM LIABILITIES	230,288	2,914,684	1,812	22,937	2,937,621
LONG-TERM LIABILITIES	3,757,399	47,556,271	237,598	3,007,203	50,563,474

NET BALANCE	(3,844,259)	(48,655,630)	(239,410)	(3,030,140)	(51,685,770)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.66
EURO	15.50
JAPANESE YEN	0.14

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 7

  CALCULATION AND RESULT FROM MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 8

  DEBT INSTRUMENTS

  Consolidated

  Final printing

  ---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At June 30, 2010, the Company has complied with such restrictive covenants.

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 9

  PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

  Consolidated

  Final printing

  ---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 10

  RAW MATERIALS

  Consolidated

  Final printing

  ---

RAW MATERIALS	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	TOTAL PRODUCTION COST (%)
NOT AVAILABLE

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11a

  SALES DISTRIBUTION BY PRODUCT

  SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	20,751,722	0.0
LONG DISTANCE SERVICE	0	7,575,292	0.0
INTERCONNECTION	0	7,569,022	0.0
DATA	0	16,242,350	0.0
OTHERS	0	3,317,636	0.0
FOREIGN SALES
NET SETTLEMENT	0	1,185,706	0
LONG DISTANCE SERVICE	0	275,676	0
DATA	0	43,735	0
OTHERS	0	42,146	0
TOTAL		57,003,285

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11b

  SALES DISTRIBUTION BY PRODUCT

  FOREIGN SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	1,185,706
DATA	0	43,735
OTHERS	0	5,900
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	275,676
DATA	0	0
OTHERS	0	36,246
TOTAL		1,547,263

NOTES:

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANALYSIS OF PAID CAPITAL STOCK

  Consolidated

  Final printing

  ---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00432	0	389,032,327	0	0	389,032,327	1,680	0
AA	0.00432	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.00432	0	9,687,256,951	0	0	9,687,256,951	41,825	0
TOTAL			18,190,885,360	0	8,114,596,082	10,076,289,278	78,540	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,190,885,360

NOTES:
The nominal value per share is $0.0043175625 MXN

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 13

  PROJECT INFORMATION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

ITEM	Thousand of Mexican Pesos
	2nd. Quarter 10 Apr-Jun	% of Advance	Amount used 2010	Budget 2010	% of Advance

DATA	372,276	9.5	1,270,310	3,901,693	32.6
INTERNAL PLANT	197,577	82.1	419,332	240,681	174.2
NETWORKS	163,849	21.4	501,518	766,756	65.4
TRANSMISSION NETWORK	264,039	13.7	574,135	1,932,968	29.7
SYSTEMS	10,865	5.1	13,280	213,979	6.2
OTHERS	1,107,641	36.6	1,334,997	3,028,845	44.1
TELMEX USA	6,345	5.5	33,224	115,078	28.9

TOTAL INVESTMENT TELMEX MEXICO	2,122,592	20.8	4,146,796	10,200,000	40.7

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 14

  TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

  Consolidated

  Final printing

  ---

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

Translation of financial statements of foreign subsidiary and affiliate

The financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at the end of the period. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

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  MEXICAN STOCK EXCHANGE

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

  Consolidated

  Final printing

  ---

  Derivative Instruments

As of June 30, 2010, Teléfonos de México, S.A.B. de C.V. (the “Company”) had cross currency swap agreements in the equivalent of U.S.$3,781 million, which have hedged the exchange rate and interest rate risks related to the bond with maturity in 2015 for a total amount of U.S.$ 800 million and loans with maturities from 2011 to 2019 for a total amount of U.S.$ 2,981 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $10.7142 Mexican pesos per US dollar, as well as to set a fixed rate of 8.57% for the bond maturing in 2015 and for other cases, an average interest rate of 28-day TIIE less a specified margin.

At the end of the second quarter, the Company had forward contracts for U.S.$10 million at a exchange rate of $13.0730 Mexican pesos per dollar.

At June 30, 2010 the Company had interest rate swaps in Mexican pesos for Ps.$16,649 million to hedge the floating rate risk in local currency fixing it at an average of 8.48%.

These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using derivative instruments

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparties

The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterpart is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company’s Chief Financial Officer.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the financial reporting standards, are discussed with the external auditors that validate the reasonable accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

At June 30, 2010, it was recognized in the statement of income an accrued net charge of Ps.$1,323 million for exchange rate hedges. In addition, it was recognized in the statement of income an accrued net charge of Ps.$1,207 million for interest rate hedges.

During the second quarter, there have not been any margin calls.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands of Mexican pesos and US dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	3,556,266	3,411,266	4.9550	4.9150	9,707,377	6,860,543	(1)
				EXCHANGE RATE	EXCHANGE RATE
				12.6567	12.4640

Subtotal		3,556,266	3,411,266			9,707,377	6,860,543

		USD	USD	EXCHANGE RATE	EXCHANGE RATE	MXN	MXN
Forwards	Hedging	10,000	362,500	12.6567	12.4640	(4,063)	(104,068)	(2)

Total		3,566,266	3,773,766			9,703,314	6,756,475

		YEN	YEN	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	19,891,200	19,891,200	4.9550	4.9150	920,972	660,762	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1430	0.1335

Exchange Rate Hedges (interests only)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Coupon Swap	Hedging	50,000	50,000	4.9550	4.9150	718	(139)	(4)
				EXCHANGE RATE	EXCHANGE RATE
				12.6567	12.4640

Interest Rate Hedges (floating rate to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	16,649,250	16,649,250	4.9550	4.9150	(1,752,700)	(1,044,980)	(5)

					TOTAL	8,872,304	6,372,118

(*) Of our hedge agreements, 57% of the total hedge amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD $ 345 million.

(1) These swaps, hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

(2) This forward position mainly hedges debt service flows in US dollars with maturity in 2010.

(3) This swap hedges debt position in Yens with the obligation of paying in Mexican pesos $ 2,000 million (equivalent to USD $ 225 million) at a floating rate and matures on February 2014.

(4) This swap hedges the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and matures on November 2010.

(5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.48% and with an average life of 6 years.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	LIC.	PATRICK	SLIM	DOMIT
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HERNAIZ
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2010.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - SECOND QUARTER 2010.